SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. One)(1)


                         Gaylord Entertainment Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Class A, Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   367905106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             W. Chris Coleman, Esq.
                    McAfee & Taft A Professional Corporation
                       10th Floor, Two Leadership Square
                          211 N. Robinson, Suite 1000
                         Oklahoma City, Oklahoma 73102
                                 (405) 235-9621
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 13, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 7 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.367905106                   13D                      Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Edith Gaylord Harper 1995 Revocable Trust

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     N/A

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.367905106                   13D                      Page 3 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     William J. Ross
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.367905106                   13D                      Page 4 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David O. Hogan

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.367905106                   13D                      Page 5 of 7 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

                                  SEE ATTACHED

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)                          SEE ATTACHED


________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

                                  SEE ATTACHED

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a)                          SEE ATTACHED


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)                          SEE ATTACHED


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                                  SEE ATTACHED

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                                  SEE ATTACHED

________________________________________________________________________________

                                                                  Page 6 of 7
                        Amendment No. One to Schedule 13D

     This Amendment No. One to the Schedule 13D filed by the Edith Gaylord Harper 1995 Irrevocable Trust, as amended (the "Trust") and its trustees, William J. Ross and David O. Hogan, (collectively the "Reporting Persons") is filed to reflect the fact that, effective December 13, 2002, the Trust distributed 1,360,350 shares of Class A common stock (the "Common Stock") of Gaylord Entertainment Company (the "Issuer") to Inasmuch Foundation, and 453,450 shares of the Common Stock to Ethics and Excellence in Journalism Foundation. As a result, the Trust no longer owns any shares of the Common Stock. This Amendment only amends Item 5 of the original Schedule 13D.

                  Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and supplemented as follows:

     On December 13, 2002, the Trust beneficially owned 1,813,800 shares of the Common Stock, constituting 5.4% of the 33,773,738 outstanding shares of the Issuer. As co-trustees of the Trust, William J. Ross and David O. Hogan had shared power to vote and to dispose or to direct the disposition of the 1,813,800 shares of the Common Stock held by the Trust. Prior to December 13, 2002, the Trust instituted a program of selling shares of the Common Stock and, as of December 13, 2002, had sold 319,571 shares since January 28, 2001 (20,071 shares in the past sixty days).

     On December 13, 2002, pursuant to the terms of the Trust, William J. Ross and David O. Hogan, as trustees, caused the Trust to distribute 1,360,350 shares of the Common Stock, constituting 4.0% of the outstanding shares of the Issuer, to Inasmuch Foundation, and 453,450 shares of the Common Stock, constituting 1.3% of the outstanding shares of the Issuer, to Ethics and Excellence in Journalism Foundation. As of December 13, 2002, the Trust owns no shares of the Common Stock, constituting 0.0% of the outstanding shares of the Issuer.

     Prior to October 27, 2002, the Trust also held 2,943,584 shares of common stock of OPUBCO and Trust certificates from The Oklahoma Publishing Company Voting Trust (the "OPUBCO Voting Trust") representing 8,186,063 shares of OPUBCO. OPUBCO has the power to vote or direct the vote of, or to dispose or direct the disposition of, 2,103,766 shares of the Common Stock, constituting 6.30% of the total shares outstanding of the Issuer. This included 1,833,366 shares beneficially owned by GFI Company, a corporation wholly owned by OPUBCO. The Reporting Persons disclaim beneficial ownership of the shares held by OPUBCO and GFI.

     On October 27, 2002, pursuant to the terms of the Trust, William J. Ross and David O. Hogan, as trustees, caused the Trust to distribute 2,207,688 shares of common stock of OPUBCO and Trust certificates from the OPUBCO Voting Trust representing 6,139,547 shares of OPUBCO to Inasmuch Foundation, and 735,896 shares of common stock of OPUBCO and Trust certificates from the OPUBCO Voting Trust representing 2,046,516 shares of OPUBCO to Ethics and Excellence in Journalism Foundation.

                                                                  Page 7 of 7
                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   December 13, 2002
                                         (Date)


                                   EDITH GAYLORD HARPER 1995 REVOCABLE TRUST



                                   By WILLIAM J. ROSS
                                      William J. Ross, co-trustee


                                   By DAVID O. HOGAN
                                      David O. Hogan, co-trustee




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).